HIMCO Variable Insurance Trust

One Hartford Plaza

Hartford, Connecticut 06155

HIMCO Distribution Services Company

One Hartford Plaza

Hartford, Connecticut 06155

July 3, 2014

VIA EDGAR CORRESPONDENCE

Deborah D. Skeens

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:                             Request for Acceleration of Effectiveness of Registration Statements on Form N-14 for
HIMCO Variable Insurance Trust (SEC File Nos. 333-196228, 333-196229 and 333-196230)

Dear Ms. Skeens:

As previously discussed, pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), HIMCO Variable Insurance Trust (the “Trust”) and HIMCO Distribution Services Company (“HDS”), the principal underwriter for the Trust, hereby jointly and respectfully request that the effectiveness of the Trust’s Registration Statements that were most recently filed by Pre-Effective Amendment No. 1, as filed with the Securities and Exchange Commission on July 2, 2014, be accelerated to the earliest practicable time on July 8, 2014.  The Trust and HDS are aware of their obligations under the Act.

Please contact Kevin M. O’Brien at (617) 654-8624 or John V. O’Hanlon at (617) 728-7111, both of Dechert LLP, with any comments or questions concerning this correspondence.

Very truly yours,

HIMCO Variable Insurance Trust

By:	/s/ Brenda J. Page
Name:	Brenda J. Page
Title:	Secretary

HIMCO Distribution Services Company

By:	/s/ Brenda J. Page
Name:	Brenda J. Page
Title:	Secretary

cc:              John V. O’Hanlon, Dechert LLP